FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 18, 2005 regarding adjustment to the conversion price of Series A Zero Coupon Convertible Bonds due 2009.

2.	Press release dated October 24, 2005 regarding Hitachi Plant, Hitachi Kiden, Hitachi Industries and related Hitachi divisions to integrate to strengthen social and industrial infrastructure systems business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 25, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Adjustment to the Conversion Price of Series A Zero Coupon

Convertible Bonds due 2009.

Tokyo, October 18, 2005 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT, the “Company”) today announced the adjustment of the amount to be paid upon exercise of the Stock Acquisition Rights (the “Conversion Price”) of Series A Zero Coupon Convertible Bonds due 2009 (the “Series A Convertible Bonds”) which the Company issued on October 19, 2004.

1.	Adjustment to the Conversion Price

(1)	Name of the Convertible Bonds

    Series A Zero Coupon Convertible Bonds due 2009

(2)	New Conversion Price: 822 yen

(3)	Former Conversion Price: 1,009 yen

2.	Effective Date: October 19, 2005

3.	Reason for Adjustment

The Conversion Price is adjusted pursuant to the terms and conditions of the Series A Convertible Bonds.

- ### -

FOR IMMEDIATE RELEASE

Hitachi Plant, Hitachi Kiden, Hitachi Industries and Related Hitachi Divisions to

Integrate to Strengthen Social and Industrial Infrastructure Systems Business

TOKYO, Japan, October 24, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501), Hitachi Plant Engineering & Construction Co., Ltd. (TSE:1970), Hitachi Kiden Kogyo, Ltd. (TSE:6354) and Hitachi Industries Co., Ltd. today signed a Memorandum of Understanding agreeing to integrate Hitachi Plant, Hitachi Kiden, Hitachi Industries and part of Hitachi’s Industrial Systems Group on April 1, 2006. This integration is intended to strengthen the Hitachi Group’s social and industrial infrastructure systems business, which includes industrial machinery, large scale air-conditioning systems, water treatment systems, industrial plants, cranes and environmental facilities and systems.

Specifically, on April 1, 2006, parts of the Public & Municipal Systems Division (machinery-related systems business) and Industrial Systems Division in Hitachi’s Industrial Systems Group will be separated and transferred to Hitachi Plant. At the same time, Hitachi Kiden and Hitachi Industries will be merged into Hitachi Plant, which will continue to operate under a new name.

Plans call for Hitachi Plant to allocate 11,591,000 shares of its common stock to Hitachi upon the aforementioned corporate split. The merger ratio is planned to be 1, 0.93 and 13.40 for Hitachi Plant, Hitachi Kiden and Hitachi Industries, respectively.

Under its current medium-term management plan “i.e.HITACHI Plan II,” the Hitachi Group is engaged in efforts to set itself apart and bolster its ability to compete by leveraging the aggregate strengths of the group as a collection of strong businesses. The social and industrial infrastructure systems business is one of the Hitachi Group’s core businesses. Up until now, several different entities have been responsible for each part of this business. Hitachi has handled large pump systems for water and sewage plant, as well as home appliance recycling systems, chemical and pharmaceutical plants and chemical equipment, such as thin-film evaporators. Hitachi Plant has provided large scale air-conditioning systems, clean rooms, water treatment systems, soil remediation systems, chemical and pharmaceutical plants, food plants, and design, manufacturing and construction of power generation facilities, among other activities. Hitachi Kiden’s businesses include water treatment equipment, conveyance systems for LCDs, cranes and electrical systems, including control panel. For its part, Hitachi Industries provides large pumps, LCD manufacturing equipment, screen printers for Surface Mount Technology, compressors, gears, environmental testing facilities and other products and systems. However, to promote the social and industrial infrastructure systems business as a core Hitachi Group business, it is essential to draw on the group’s collective strengths. This entails drawing on the management resources of the group and combining its comprehensive capabilities, including monozukuri (manufacturing) capabilities, such as product development, and design/manufacturing/production technology; engineering capabilities, such as combining components in complete systems; work-site capabilities, such as construction techniques and project management abilities. This is why the Hitachi Group has decided to implement this restructuring.

The new company will bring together the respective technologies and know-how of related businesses that have been scattered among the four companies. This process will involve the restructuring of operations into five business divisions in the new company: the Social and Industrial Business Division, responsible for water treatment equipment and systems, large pumps, compressors, gears and other products and systems; the Mechatronics Business Division, which will handle products and systems such as conveyance systems for LCDs, LCD manufacturing equipment and screen printers for Surface Mount Technology; the Air-Conditioning Systems Business Division, which will be responsible for air-conditioning systems for buildings and industrial facilities such as clean rooms; the Industrial Plant Business Division, whose responsibilities will include chemical and pharmaceutical plants, food plants, chemical equipment and cranes; and the Energy Business Division, which will be responsible for the construction of nuclear and thermal power generation facilities. Engineering, design and production, construction and service departments will be established in each of these business divisions to create a framework that will allow each of them to give full play to their collective strengths. Furthermore, company-wide, cross-organizational sales, R&D, monozukuri and other organizations will be established to increase synergies from integration.

Plans call for a Corporate Split Agreement and Merger Agreement to be concluded by mid-December and for the new company to be established on April 1, 2006 (registered on April 3) following approval at extraordinary shareholders’ meetings of Hitachi Plant, Hitachi Kiden and Hitachi Industries scheduled for early February 2006. The new company will maintain stock listings on the Tokyo Stock Exchange and Osaka Securities Exchange.

About the New Company

1. The Merits of Business Integration

(1) Strengthening solution provision

This restructuring is designed to create value in the social and industrial infrastructure systems business by integrating the group’s monozukuri (manufacturing), engineering and work-site capabilities. In addition, the business will secure an even more competitive position in key technologies and components. Another goal of the restructuring is to strengthen development and solutions provision by bringing together machinery, control system and software design engineers, production technicians, and construction and plant engineers. The new company will create an integrated framework extending from sales, engineering, design, production and construction to services that will enable it to stay on top of market change and customer needs, rapidly develop new products, and provide best-fit solutions. This integrated framework will also allow greater investment through greater scale, the continuous development of key technologies and components, greater efficiency from the integration of related businesses and responses to meet the globalization of markets.

(2) Integrating on Management Resources, Strengthening Sales Workforce Frameworks and Merging Bases

The integration of similar and related administrative workflow managed by Hitachi Plant, Hitachi Kiden, Hitachi Industries and the relevant divisions of Hitachi into business divisions by fields, will streamline businesses and cut fixed costs by improving business processes. After its formation, the new company will also build an optimal and powerful sales system by cooperating with Hitachi sales divisions, as well as by integrating the domestic sales and service bases and overseas bases of each company. The new company will also examine the best framework for production bases.

(3) Integrating R&D

To take the lead in technological innovation across a broad range of fields, actions will be taken to strengthen R&D capabilities. This will involve integrating the R&D functions of Hitachi Plant, Hitachi Kiden and Hitachi Industries. At the same time, the new company will collaborate with the corporate laboratories of Hitachi’s Research & Development Group and the Power & Industrial Systems R&D Laboratory. In fields which have a competitive edge, in particular, the new company will engage in R&D that draws on the collective strengths of the Hitachi Group to develop unrivaled technologies and products.

(4) Strengthening Procurement Capabilities

Costs will be cut by strengthening purchasing and procurement capabilities through economies of scale, bringing production of purchased products in-house and other means.

2. Business Targets of the New Company

Revenues and operating income of the new company for the fiscal year ending March 31, 2007 are projected to be approximately 350.0 billion yen, 11.4 billion yen. (Operating income ratio: 3.3%) The Hitachi Group’s goal is to raise revenues and operating income to 400.0 billion yen, 20.0 billion yen (Operating income ratio: 5.0%) in fiscal 2010, ending March 31, 2011, by using this business integration to bolster the business foundation.

3. Overview of the Corporate Split and Merger

(1) Schedule of the Corporate Split and Merger

October 24, 2005	Conclusion of Memorandum for Corporate Split and Merger

Mid-December 2005	Conclusion of Corporate Split Agreement (Hitachi and Hitachi Plant)

Conclusion of Merger Agreement (Hitachi Plant, Hitachi Kiden and Hitachi Industries)

Early February 2006	Approval of Corporate Split and Merger Agreements by General Meeting of Shareholders (Hitachi Plant)

Approval of Merger Agreement by General Meeting of Shareholders (Hitachi Kiden and Hitachi Industries)

April 1, 2006	Date of Corporate Split and Merger

April 3, 2006	Date of Registration of Corporate Split and Merger

Hitachi will split the relevant businesses without approval of the general meeting of shareholders of the Corporate Split Agreement, pursuant to regulations in Article 374-22, Paragraph 1 of the Commercial Code of Japan concerning simplified corporate separations.

(2) Method of Corporate Split and Merger

Parts of the Public & Municipal Systems Division (machinery-related system business) and Industrial Systems Division in Hitachi’s Industrial Systems Group will be separated and transferred to Hitachi Plant. At the same time, Hitachi Kiden and Hitachi Industries will be merged into Hitachi Plant, which will continue to operate under a new name. Hitachi Kiden and Hitachi Industries will be dissolved. The shares of Hitachi Kiden will be delisted in late March 2006.

(3) Number of Shares to Be Allocated Upon Corporate Split and Merger Ratio

Proposals for the number of shares to be allocated upon the corporate split and the merger ratio has been provided to Hitachi and Hitachi Industries by Nomura Securities Co., Ltd., to Hitachi Plant by Deloitte Tohmatsu FAS, and to Hitachi Kiden by KPMG FAS respectively. Based on discussions by the four companies with reference to the proposals, the companies agreed on the following, which, based on further discussions, may be adjusted if there is a significant change in the financial positions of the four companies between now and the merger date.

Number of Shares to Be Allocated Upon Corporate Split

Hitachi Plant will allocate 11,591,000 shares of its common stock to Hitachi.

Company	Hitachi Plant	Hitachi Kiden	Hitachi Industries
Merger Ratio	1	0.93	13.40

Note 1: Stock Allocation Ratio

•	0.93 shares of Hitachi Plant common stock will be allocated for every 1 Hitachi Kiden common stock held.

•	13.40 shares of Hitachi Plant common stock will be allocated for every 1 Hitachi Industries common stock held.

•	No allocation will be made with respect to 259,381 shares of Hitachi Kiden common stock held by Hitachi Plant and Hitachi Kiden treasury stock.

Note 2. Calculation Methods and Basis of Calculations Used by Third Parties

•	Nomura Securities Co., Ltd. has provided the proposal for the number of shares to be allocated upon the corporate split and the merger ratio with a comprehensive analysis of the calculation results based on the market value method, peer company comparison method and discounted cash flow method.

•	Deloitte Tohmatsu FAS has provided the proposal for the number of shares to be allocated upon the corporate split and the merger ratio with a comprehensive analysis of the calculation results based on the market value method, peer company comparison method and discounted cash flow method.

•	KPMG FAS has provided the proposal for the number of shares to be allocated upon the corporate split and the merger ratio with a comprehensive analysis of the calculation results based on the market value method, peer company comparison method and discounted cash flow method, etc.

(4) Interim Dividend

Hitachi, Hitachi Plant, Hitachi Kiden and Hitachi Industries can pay an interim dividend of no more than the amount listed below to shareholders recorded in their register of shareholders and beneficial shareholders or registered rights holders at the end of September 30, 2005.

Hitachi:	5.5 yen per share

Hitachi Plant: 6 yen per share

Hitachi Kiden: 5 yen per share

Hitachi Industries: 41.7 yen per share

(5) Payments

Hitachi Plant will pay 5 yen per 1 Hitachi Kiden common share held and 268.30 yen per 1 Hitachi Industries common share held as an equivalent to Hitachi Kiden’s and Hitachi Industries’ fiscal 2005 dividend within three months of the date of the merger. Payments will be made to shareholders recorded in each company’s register of shareholders and beneficial shareholders or registered rights holders at the end of the day prior to the merger date. However, this may change based on discussions between the companies if there is a significant change in either of Hitachi Kiden’s or Hitachi Industries’ financial position between now and the merger date.

4. Outline of the New Company

Details
Company Name	Undecided

Head Office	1-14, Uchikanda 1-chome, Chiyoda-ku, Tokyo

President	Undecided

Revenues [Consolidated]	FY06 (target) FY10 (target)	Approx. 350.0 billion yen Approx. 400.0 billion yen

Operating income [Consolidated]	FY06 (target) FY10 (target)	Approx. 11.4 billion yen Approx. 20.0 billion yen

No. of Employees [Consolidated]	Approx 7,500

Main Businesses	Design, development, manufacturing, sales, service and construction of social and industrial infrastructure machine, mechatronics, air-conditioning system, industrial plant, power generation facilities

5. Profile of the Companies Included in the Corporate Split	(As of March 31, 2005)

Name	Hitachi, Ltd. (Separating company)	Hitachi Plant Engineering & Construction Co., Ltd. (Assuming company)
Business contact	Development, manufacture, sales and service of information systems, electrical devices, electric power and industrial systems, home electronics, materials, others	Design, manufacturing and construction of air-conditioning, clean rooms, water treatment, dust collection systems, plants, industrial equipment, and power plants and substations, and others

Date of incorporation	February 1, 1920 (Originally founded in 1910)	June 10, 1929

Head office location	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1-14, Uchikanda 1-chome, Chiyoda-ku, Tokyo

President	Etsuhiko Shoyama, President, Chief Executive Officer and Director	Hajime Ishiguro, President and Chief Executive Officer and Director

Capital stock	282,033 million yen	7,319 million yen

Number of shares held	3,368,126,056 shares	117,831,101 shares

Stockholders’ equity	1,365,655 million yen	59,151 million yen

Total assets	3,752,522 million yen	164,403 million yen

Fiscal year-end	March 31	March 31

Number of Employees	38,537	2,110

Principal Customers	Public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas	Hitachi, Ltd., public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas

Major Shareholders and holdings	NATS CUMCO 6.41% The Master Trust Bank of Japan, Ltd. 5.77% Japan Trustee Services Bank, Ltd. 5.12%	Hitachi, Ltd. 54.69% Japan Trustee Services Bank, Ltd. 4.29% The Master Trust Bank of Japan, Ltd. 3.23%

Primary transaction Banks	Mizuho Corporate Bank, Ltd. UFJ Bank Limited	Mizuho Bank, Ltd. UFJ Bank Limited

Significant relationship	Capital	Hitachi owns 54.69% of Hitachi Plant
Human Resources

1 Hitachi director and 1 Hitachi executive officer serve concurrently as directors of Hitachi Plant

2 directors and 5 executive officers from Hitachi to Hitachi Plant (*1)

Personnel seconded from Hitachi to Hitachi Plant: 31; previously transferred personnel 51(*2)

Personnel seconded from Hitachi Plant to Hitachi: 46

	Transactions	Buying and selling of products, components and services

(*1)	One of the persons appointed from Hitachi as a director of Hitachi Plant also serves as an executive officer of Hitachi Plant. This person is included in the number of persons appointed from Hitachi as executive officers of Hitachi Plant.
(*2)	As of September 30, 2005

6. Details of the Divisions to Be Split

Parts of the Public & Municipal Systems Division (machinery-related system business) and the Industrial Systems Division in Hitachi’s Industrial Systems Group will be separated. Details of the assets and liabilities to be transferred to the new company will be announced as soon as they are determined.

7. Outline of the Companies to Be Merged	(As of March 31, 2005)

Name	Hitachi Plant Engineering & Construction Co., Ltd. (Surviving Company)		Hitachi Kiden Kogyo, Ltd. (Merging Company)	Hitachi Industries Co., Ltd. (Merging Company)
Business contact	Design, manufacturing and construction of air-conditioning, clean rooms, water treatment, dust collection systems, plants, industrial equipment, and power plants and substations, and others		Manufacture and sales of cranes, environmental equipment, Clean Material Handling Systems, etc.	Development, manufacture, construction and after-sales service of industrial machinery systems; development, manufacture and sales of electronics-related manufacturing equipment; engineering, etc.

Date of incorporation	June 10, 1929		June 1, 1944	September 1, 1959

Head office location	1-14, Uchikanda 1-chome, Chiyoda-ku, Tokyo		4-1, Shimosakabe 3-chome, Amagasaki, Hyogo	13-17, Nakagawa 4-chome, Adachi-ku, Tokyo

President	Hajime Ishiguro, President and Chief Executive Officer and Director		Hiroshi Koyama President and Chief Executive Officer and Director	Shizuichi Sakamoto, President

Capital stock	7,319 million yen		2,613 million yen	5,000 million yen

Number of shares held	117,831,101 shares		20,379,264 shares	3,550,000 shares

Stockholders’ equity	59,151 million yen		11,840 million yen	21,889 million yen

Total assets	164,403 million yen		23,692 million yen	89,700 million yen

Fiscal year-end	March 31		March 31	March 31

Number of Employees	2,110		663	1,615

Principal Customers	Hitachi, Ltd., public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas		Hitachi, Ltd., public-sector manufacturing as well as government agencies both domestic and overseas	Public-sector manufacturing and non-manufacturing industries both domestic and overseas

Major Shareholders	Hitachi, Ltd.	54.69%	Hitachi, Ltd. 51.04%	Hitachi, Ltd. 100%
and holdings	Japan Trustee Services Bank, Ltd.	4.29%

	The Master Trust Bank of Japan, Ltd.	3.23%

Primary transaction Banks	Mizuho Bank, Ltd. UFJ Bank Limited		UFJ Bank Limited Resona Bank Limited	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.

Significant relationship	Capital	Hitachi Plant owns 1.27% of Hitachi Kiden Hitachi Kiden owns 0.00% (1,522 shares) of Hitachi Plant
	Human Resources	None
	Transactions	Buying and selling of product components

8. Performance for the Past Three Fiscal Years (broken down by each company)

(As of March 31, 2005)

(Millions of yen (except where otherwise indicated))

	Hitachi, Ltd. (Separating Company)			Hitachi Plant Engineering & Construction Co., Ltd. (Assuming and Surviving Company)
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2003	March 31, 2004	March 31, 2005
Revenues	3,112,411	2,488,873	2,597,496	200,597	168,539	174,196
Operating income (loss)	53,741	7,548	(5,694)	2,939	2,427	1,914
Ordinary income	52,014	20,183	22,282	2,897	2,919	2,950
Net income	28,289	40,111	10,344	1,284	4,146	1,612
Net income per share (yen)	8.38	12.14	3.12	10.22	35.35	13.95
Dividend per share (yen)	6.00	8.00	11.00	10.00	10.00	13.00
Stockholders’ equity per share (yen)	408.26	416.43	409.91	475.72	509.66	513.21

	Hitachi Kiden Kogyo, Ltd. (Merging Company)			Hitachi Industries Co., Ltd. (Merging Company)
Fiscal year ended	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2003	March 31, 2004	March 31, 2005
Revenues	24,224	26,408	25,298	81,297	80,729	91,876
Operating income	691	468	786	2,186	412	1,607
Ordinary income (loss)	752	624	842	1,867	(226)	2,050
Net income (loss)	348	(207)	401	765	(447)	1,883
Net income (loss) per share (yen)	14.89	(10.23)	19.80	209	(131)	524
Dividend per share (yen)	8.50	5.00	10.00	107	90	371
Stockholders’ equity per share (yen)	587.69	570.00	583.51	6,376	6,141	6,166

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

About Hitachi Plant Engineering & Construction Co., Ltd.

Hitachi Plant Engineering & Construction Co., Ltd. (TSE: 1970), headquartered in Tokyo, Japan, is a major general engineering and construction company with approximately 3,440 (consolidated) employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 199.0 billion yen ($1.8 billion). The company provides design, manufacturing and construction of air-conditioning, clean rooms, water treatment, dust collection systems, plants, industrial equipment, and power plants and substations, and others. For more information on Hitachi Plant, please visit the company’s website at http://www.hitachiplant.hbi.ne.jp

About Hitachi Kiden Kogyo, Ltd.

Hitachi Kiden Kogyo, Ltd., (TSE: 6354), headquartered in Amagasaki, Japan, is a monozukuri (manufacturing) company with approximately 770 employees. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 25.5 billion yen. The company offers environmental devices, material handling systems, cranes and electrical systems from engineering to maintenance service, including sales, design, production and installation.

About Hitachi Industries Co., Ltd.

Hitachi Industries Co., Ltd., headquartered in Tokyo, Japan, is rolling out extensive businesses to offer industrial machinery, electronics products and engineering services in fields ranging from micro technologies to large-scale system technologies. Fiscal 2004 (ended March 31, 2005) sales totaled 91.8 billion yen. For more information on Hitachi Industries, please visit the company’s website at http://www.hitachi-hic.com

ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:	U.K.:
Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902	Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com	masanao.sato@hitachi-eu.com

China:
Hitachi (China) Ltd.
Tatsuya Kubo
Tel: +86-10-6590-8141tkubo@hitachi.cn

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